SECURITIES AND EXCHANGE COMMISSION
                                450 Fifth Street, N.W.
                             Washington, D.C. 20549-1004


                                   FORM 11-K


(Mark One)


     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the period ended October 1, 1997


                                      OR


     ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For a transition period from ---------------  to  ----------------



Commission file number      1-892
                            -----


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below.


          TRAMCO, INC. PROFIT-FUNDED RETIREMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      The B.F.Goodrich Company
                      4020 Kinross Lakes Parkway
                      Richfield, Ohio 44286-9368

                              REQUIRED INFORMATION


1.  Audited Financial Statements for the Plan.

    The Report of the Independent Auditors; Statements of Net Assets Available for Plan Benefits as of October 1, 1997 and December 31, 1996; Statements of Changes in Net Assets Available for Plan Benefits for the periods then ended; and Supplemental Schedule are attached hereto.


2.  Exhibit 23

    Consent of Independent Auditors






                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Tramco, Inc. Profit-Funded Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        TRAMCO, INC.
                                        PROFIT-FUNDED RETIREMENT SAVINGS PLAN



Date:   March 30, 1998                  /s/Theodore E. Laszlo, Jr.
                                       ---------------------------------------
                                       Theodore E. Laszlo, Jr.
                                       Assistant Secretary
                                       The B.F.Goodrich Company,
                                       parent of TRAMCO, INC.

              Tramco, Inc. Profit-Funded Retirement Savings Plan

                         Audited Financial Statements
                          and Supplemental Schedule

                               October 1, 1997



                                   Contents
                                   --------




Report of Independent Auditors.............................................   1


Audited Financial Statements
----------------------------

Statements of Net Assets Available for Benefits With Fund Information......   2
Statements of Changes in Net Assets Available for Benefits With
    Fund Information.......................................................   3
Notes to Financial Statements..............................................   5


Supplemental Schedule
---------------------

Form 5500, Item 27d--Schedule of Reportable Transactions..................   12

                        Report of Independent Auditors





Plan Committee of the Tramco, Inc.
   Profit-Funded Retirement Savings Plan
Everett, Washington



We have audited the accompanying statements of net assets available for benefits with fund information of the Tramco, Inc. Profit-Funded Retirement Savings Plan as of October 1, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits with fund information for the period ended October 1, 1997 and year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tramco, Inc. Profit-Funded Retirement Savings Plan at October 1, 1997 and December 31, 1996, and the changes in its net assets available for benefits for the period ended October 1, 1997 and year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the period ended October 1, 1997 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





March 13, 1998                               /s/ERNST & YOUNG LLP

                  Tramco, Inc. Profit-Funded Retirement Savings Plan

          Statement of Net Assets Available for Benefits with Fund Information

                        October 1, 1997 and December 31, 1996


                                                                              December 31, 1996
                                           ----------------------------------------------------------------------------------------
                                 October 1,                                         Money       Fixed
                                   1997                   Balanced    BFGoodrich    Market      Income      Equity        Loan
                                  Total       Total       Fund        Stock Fund     Fund       Fund        Fund          Fund
                                 --------------------------------------------------------------------------------------------------
Assets
------
Investments at fair value--
Notes A and D:
   Common Stock of
     The BFGoodrich Company        $ -    $ 2,853,063   $         -   $2,853,063   $      -    $      -    $        -   $        -
   Common trust funds                -     34,451,807    26,282,310           22    714,580     417,726     6,885,218      151,951
   Loans to participants             -      3,266,038             -            -          -           -             -    3,266,038
                                 --------------------------------------------------------------------------------------------------
Total investments                    -     40,570,908    26,282,310    2,853,085    714,580     417,726     6,885,218    3,417,989

Receivables:
   Participant contributions         -        606,767       333,334       88,239     25,737      16,812       142,645            -
   Employer contributions            -      3,458,041     2,078,145      448,720    115,507      87,185       728,484            -
   Dividends and interest            -         98,323        64,431       19,298      1,066       2,348        10,953          227
   Interfund                         -      1,570,236             -    1,570,236          -           -             -            -
                                 --------------------------------------------------------------------------------------------------
Total receivables                    -      5,733,367     2,475,910    2,126,493    142,310     106,345       882,082          227
                                 --------------------------------------------------------------------------------------------------
Total assets                         -     46,304,275    28,758,220    4,979,578    856,890     524,071     7,767,300    3,418,216

Liabilities
-----------
Interfund payable                    -      1,570,236       936,453            -    146,744      36,615       251,047      199,377
                                ----------------------------------------------------------------------------------------------------
Net assets available
for benefits                       $ -    $44,734,039   $27,821,767   $4,979,578   $710,146    $487,456    $7,516,253   $3,218,839
                                ====================================================================================================



See notes to financial statements.

                Tramco, Inc. Profit-Funded Retirement Savings Plan

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                       For the Period Ended October 1, 1997

                                                                 Money     Fixed
                                      Balanced     BFGoodrich    Market    Income      Equity         Loan
                                        Fund       Stock Fund    Fund      Fund        Fund           Fund          Total
                                    -----------------------------------------------------------------------------------------
Additions
---------
Investment income:
   Net appreciation in fair value
     of investments                $ 6,099,688   $   14,662     $     -    $36,528    $2,242,709   $        -    $ 8,393,587
   Interest and dividends               39,363      105,697      31,043      1,989        13,749      222,918        414,759
                                    -----------------------------------------------------------------------------------------
                                     6,139,051      120,359      31,043     38,517     2,256,458      222,918      8,808,346
Contributions:
   Participants                      1,628,410      547,902      73,464     28,919       542,503            -      2,821,198
   Tramco, Inc.                              -            -           -          -             -            -              -
                                    -----------------------------------------------------------------------------------------
                                     1,628,410      547,902      73,464     28,919       542,503            -      2,821,198
                                    -----------------------------------------------------------------------------------------
Total additions                      7,767,461      668,261     104,507     67,436     2,798,961      222,918     11,629,544

Deductions
----------
Distributions                        5,003,555      405,301     105,555     78,149     1,082,545      175,807      6,850,912
Expenses                               128,970       11,418       3,182      4,974        29,602            -        178,146
                                    -----------------------------------------------------------------------------------------
Total deductions                     5,132,525      416,719     108,737     83,123     1,112,147      175,807      7,029,058
                                    -----------------------------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers               2,634,936      251,542      (4,230)   (15,687)    1,686,814       47,111      4,600,486
Interfund transfers--net            (2,287,315)      67,392     (41,354)    46,582     1,368,844      845,851              -
                                    -----------------------------------------------------------------------------------------
Net increase (decrease)                347,621      318,934     (45,584)    30,895     3,055,658      892,962      4,600,486

Net assets available for benefits
   at beginning of period           27,821,767    4,979,578     710,146    487,456     7,516,253    3,218,839     44,734,039
Net assets transferred to The
   BFGoodrich Company
   Retirement Plus Savings Plan
   Master Trust--Note B            (28,169,388)  (5,298,512)   (664,562)  (518,351)  (10,571,911)  (4,111,801)   (49,334,525)
                                   ------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of period                $         -   $        -    $      -   $      -    $        -   $        -   $          -
                                   ==========================================================================================




See notes to financial statements.

             Tramco, Inc. Profit-Funded Retirement Savings Plan

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                        Year Ended December 31, 1996



                                                                         Money      Fixed
                                            Balanced      BFGoodrich     Market     Income       Equity        Loan
                                              Fund        Stock Fund     Fund       Fund         Fund          Fund         Total
                                           -----------------------------------------------------------------------------------------
Additions
---------
Investment income:
   Net appreciation in fair value of
     investments                           $ 4,678,482   $  286,513     $      -   $ 13,325    $1,351,501   $        -   $ 6,329,821
   Interest and dividends                       16,060       65,884       39,951        702         5,531      242,810       370,938
                                           -----------------------------------------------------------------------------------------
                                             4,694,542      352,397       39,951     14,027     1,357,032      242,810     6,700,759
 Contributions:
   Participants                              2,156,010      410,831       99,484     63,193       564,527            -     3,294,045
   Tramco, Inc.                              2,230,719      448,720      115,507     87,185       728,484            -     3,610,615
                                           -----------------------------------------------------------------------------------------
                                             4,386,729      859,551      214,991    150,378     1,293,011            -     6,904,660
                                           -----------------------------------------------------------------------------------------
Total additions                              9,081,271    1,211,948      254,942    164,405     2,650,043      242,810    13,605,419

Deductions
Distributions                                2,296,089      268,829      107,124     72,865       804,613      298,103     3,847,623
Expenses                                        81,082        8,221        2,042      1,495        24,024            -       116,864
                                           -----------------------------------------------------------------------------------------
Total deductions                             2,377,171      277,050      109,166     74,360       828,637      298,103     3,964,487
                                           -----------------------------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                       6,704,100      934,898      145,776     90,045     1,821,406      (55,293)    9,640,932
Interfund transfers--net                    (2,614,759)   2,416,501     (215,733)   (24,693)       79,100      359,584             -
                                           -----------------------------------------------------------------------------------------
Net increase (decrease)                      4,089,341    3,351,499      (69,957)    65,352     1,900,506      304,291     9,640,932

Net assets available for benefits
   at beginning of year                     23,732,426    1,628,179      780,103    422,104     5,615,747    2,914,548    35,093,107
                                           -----------------------------------------------------------------------------------------
Net assets available for benefit
   at end of year                          $27,821,767   $4,979,578     $710,146   $487,456    $7,516,253   $3,218,839   $44,734,039
                                           =========================================================================================



See notes to financial statements.

             Tramco, Inc. Profit-Funded Retirement Savings Plan

                        Notes to Financial Statements

                               October 1, 1997




A.  Significant Accounting Policies
    -------------------------------

The accounting records of the Tramco, Inc. Profit-Funded Retirement Savings Plan (the "Plan") are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common stock of The BFGoodrich Company is valued at the last reported sales price on the last business day of the plan year. Investments in common trust funds represent the Plan's proportionate share of the net assets of each fund. The assets held by the common trust funds are valued at market prices obtained from recognized automated pricing services, records of any exchange, standard financial periodicals or any newspaper of general circulation, subject to approval by the respective funds' trustees. In those instances where there are no readily obtainable market values from any of the above named sources, investments are valued on the basis of estimated values obtained from bankers, brokers, dealers or other qualified appraisers. Loans to participants are valued at their outstanding balance, which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.  Plan Merger
    -----------

In December 1996, the Board of Directors of The BFGoodrich Company approved the merger of the Plan into The BFGoodrich Company Retirement Plus Savings Plan ("RPSP Plan") and The BFGoodrich Company Retirement Plan Savings Plan for Wage Employees ("Wage RPSP Plan").

The Plan was merged into the RPSP Plan and Wage RPSP Plan effective October 1, 1997. The assets of the Plan were transferred to The BFGoodrich Company Retirement Plus Savings Plan Master Trust on October 1, 1997. No employer contributions were permitted to the Plan during 1997.

             Tramco, Inc. Profit-Funded Retirement Savings Plan

C.  Description of Plan
    -------------------

The Plan is a contributory defined contribution plan covering substantially all full-time employees of Tramco, Inc. (the "Company"). Both the Company and participants contribute to the Plan. The participants may voluntarily contribute up to 12% of their annual salary, and up to 80% of their group performance bonus. Company contributions are made solely at the discretion of the Company's management. Company elective contributions for the plan year, if any, consist of a Company profit sharing contribution. Participants can elect to have their entire share of the Company's contribution deposited into their plan account, or they can elect to receive up to 45% of such contribution in cash, to a maximum of $1,000. Company contributions deposited in participant accounts at the discretion of plan participants are treated as employee-elected deferrals for tax purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A separate account is established for each participant which is credited with the participant's contributions, the Company's elective contributions and investment income earned on the account balance. Forfeited balances of terminated participants' non-vested accounts are allocated pro-rata, based on compensation, to the accounts of remaining plan participants who are actively employed on December 31 and had completed 1,000 hours of service during the year.

Participants are immediately vested with respect to their own contributions plus actual earnings thereon. Participants are vested in Company contributions plus actual earnings at the following percentages based on years of service: 45% immediately, 63% after three years, 82% after four years and 100% after five years. Participants become fully vested upon normal retirement, death or disability.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments into any of five investment options:

       Money  Market  Fund--invests   principally  in  short-term  money  market
       instruments of high investment quality.

       Fixed Income Fund--invests principally in investment grade bonds of varying durations issued by the United States and state governments and their agencies, and corporations.

             Tramco, Inc. Profit-Funded Retirement Savings Plan

C.  Description of Plan--Continued
    ------------------------------

       Equity Fund--invests principally in a broad range of common stocks issued by corporations.

       Balanced Fund--invests principally in a balanced mix of stocks and bonds, determined in accordance with expected returns in the stock and bond markets.

       BFGoodrich Stock Fund--invests solely in the common stock of The BFGoodrich Company.

Participants may change their investment options quarterly.

Participants may borrow against their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as permitted under the Internal Revenue Code (IRC). Loans are repaid with interest to the participants' accounts. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. Loan transactions are treated as transfers between the various investment fund and the Loan Fund. Loans are secured by the balance in the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 6% to 10%. Principal and interest is paid ratably through payroll deductions.

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the account balances of all affected participants shall become fully vested and nonforfeitable. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

On termination of service, a participant may receive the vested value of his or her account through a single lump sum cash payment or, upon death, disability or retirement, equal monthly annuity payments over an extended period of time.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. A copy of this document is available upon request from the Company's human resource department.

             Tramco, Inc. Profit-Funded Retirement Savings Plan

D.  Investments
    -----------

The Plan's investments are held in a trust administered by Mellon Bank (the "Trustee"). During the period ended October 1, 1997 and year ended December 31, 1996, the Plan's investments (including investments bought, sold as well as held during the year) appreciated in fair value by $8,393,587 and $6,329,821, respectively, as follows:

                                             Period Ended      Year Ended
                                              October 1,      December 31,
                                                 1997             1996
                                            -------------------------------

Common Stock of The BFGoodrich Company      $    14,662      $   286,513
Common trust funds                            8,378,925        6,043,308
                                            -------------------------------

                                            $ 8,393,587      $ 6,329,821
                                            ===============================

The fair value of individual investments at December 31, 1996 that represent 5% or more of the Plan's net assets available for benefits are as follows:

     Mellon Bank, N.A. EB Stock Fund
        (167,526 units)                                  $    27,702,715
     Mellon Bank, N.A. EB Intermediate
        Bond Fund (97,779 units)                               5,081,246
     Common stock of  The BFGoodrich
        Company (70,446 shares)                                2,853,063
     Loans to participants                                     3,266,038

             Tramco, Inc. Profit-Funded Retirement Savings Plan

D.  Investments--Continued
    ----------------------

Investments are stated at fair value in the Plan's statements of net assets available for benefits. Cost information at December 31, 1996 is as follows:

                                                     Shares or
                                                    Units Held            Cost
                                                 -------------------------------
Common stock of The BFGoodrich Company              70,446 shares   $ 2,367,535
Mellon Bank, N.A. EB Temporary Investment Fund   1,264,237 units      1,264,237
Mellon Bank, N.A. EB Intermediate Bond Fund         97,779 units      5,037,394
Mellon Bank, N.A. EB Active Core Bond Fund          52,255 units        395,298
    Mellon Bank, N.A. EB Stock Fund                167,526 units     18,731,766
   Loans to participants                                                      -
                                                                   -------------

     Total investments at cost                                     $ 27,796,230
                                                                   =============

E.  Differences Between Financial Statements and Form 5500
    ------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1996:

Net assets available for benefits per the
  financial statements                                  $ 44,734,039
Amounts allocated to withdrawn participants               (1,463,025)
                                                        --------------

Net assets available for benefits
  per the Form 5500                                     $ 43,271,014
                                                        ==============

             Tramco, Inc. Profit-Funded Retirement Savings Plan

E.  Differences Between Financial Statements and Form 5500--Continued
    -----------------------------------------------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Period Ended
                                                                    October 1,
                                                                       1997
                                                                   ------------

Benefits paid to participants per the financial statements         $ 6,850,912
Less:  amounts allocated to withdrawn participants
   at December 31, 1996                                             (1,463,025)
                                                                   ------------

Benefits paid to participants per the Form 5500                    $ 5,387,887
                                                                   ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

F.  Income Tax Status
    -----------------

The Internal Revenue Service has ruled (September 16, 1996) that the Plan qualifies under Sections 401(a) and 401(k) of the IRC and, therefore, contributions and earnings received by the Trust are not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee of the Tramco, Inc. Profit-Funded Retirement Savings Plan is not aware of any course of action or series of events that have occurred, including plan amendments made subsequent to the ruling date, that might adversely affect the Plan's qualified status.

G.  Transactions with Parties-in-Interest
    -------------------------------------

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant eligibility records are paid by the Company. Other than as described above or pursuant to a certain trust agreement (see Note
D), the Plan has had no agreements or transactions with parties-in-interest.

            Tramco, Inc. Profit-Funded Retirement Savings Plan

H.   Number of Participants (Unaudited)
     ----------------------------------

The number of participants contributing to each of the Plan fund options at December 31, 1996 are as follows:

          Balanced Fund                      1,971
          BFGoodrich Stock Fund              1,122
          Money Market Fund                    424
          Fixed Income Fund                    394
          Equity Fund                        1,139


As a result of the plan merger, as described in Note B, no participants were contributing to the Plan fund options at October 1, 1997. As of October 1, 1997, participants were eligible to contribute to the fund options available to participants in The BFGoodrich Company Retirement Plus Savings Plan and The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees, as applicable.

                      Tramco, Inc. Profit-Funded Retirement Savings Plan

                       Employer Identification Number (EIN) 91-0989293

                                       Plan Number 001

                  Form 5500, Item 27d--Schedule of Reportable Transactions

                                 Period Ended October 1, 1997


                                                                                                   Current Value
                                                                                                   of Asset on
     Identity of Party         Description of        Purchase        Selling         Cost of       Transaction        Net Gain
          Involved                 Asset              Price           Price           Asset            Date           or (Loss)
---------------------------------------------------------------------------------------------------------------------------------


Category (i)--Transactions within the period ended October 1, 1997 with respect of any plan asset involving an amount in excess of 5% of the current value of plan assets.

Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Stock Fund            $ 2,425,482                    $ 2,425,482     $ 2,425,482
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Stock Fund                           $ 6,105,037       3,635,958       6,105,037      $ 2,469,079
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Stock Fund                             6,650,011       3,817,091       6,650,011        2,832,920
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Stock Fund                            12,706,714       6,965,402      12,706,714        5,741,312
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Stock Fund                             9,558,334       5,587,975       9,558,334        3,970,359
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund         3,005,234                      3,005,234       3,005,234
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund        28,890,996                     28,890,996      28,890,996
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund         9,216,082                      9,216,082       9,216,082
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund                       28,166,127      28,166,127      28,166,127               -
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund                       10,569,459      10,569,459      10,569,459               -
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Temporary
                               Investment Fund                        3,039,500       3,039,500       3,039,500               -
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Intermediate Bond
                               Fund                    6,214,992                      6,214,992       6,214,992
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Intermediate Bond
                               Fund                    6,659,978                      6,659,978       6,659,978
Mellon Bank, N.A.*          Mellon Bank, N.A. EB
                               Intermediate Bond
                               Fund                                  18,818,140      18,601,159      18,818,140          216,981

*   Indicates party-in-interest to the Plan


                 Tramco, Inc. Profit-Funded Retirement Savings Plan

                   Employer Identification Number (EIN) 91-0989293

                                   Plan Number 001

         Form 5500, Item 27d--Schedule of Reportable Transactions - Continued



                                                                                          Current Value
                                                                                           of Asset on
     Identity of Party         Description of      Purchase      Selling       Cost of     Transaction     Net Gain
          Involved                 Asset            Price         Price         Asset          Date       or (Loss)
----------------------------------------------------------------------------------------------------------------------



Category (iii)--Series of transactions within the period ended October 1, 1997 involving securities of the same issue if, when aggregated, involved an amount in excess of 5% of the current value of plan assets.

Common stock of                  23 purchases       $  2,864,598                    $  2,864,598    $  2,864,598
   The BFGoodrich Company*       16 sales                            $  5,285,983      5,232,133       5,285,983     $    53,850
Mellon Bank, N.A. EB             7 purchases          14,040,843                      14,040,843      14,040,843
   Intermediate Bond Fund*       5 sales                               19,291,222     19,078,237      19,291,222         212,985
Mellon Bank, N.A. EB             9 purchases           3,813,870                       3,813,870       3,813,870
   Stock Fund*                   17 sales                              38,883,338     22,545,637      38,883,338      16,337,702
Mellon Bank, N.A. EB             311 purchases        51,771,948                      51,771,948      51,771,948
   Temporary Investment Fund     244 sales                             53,036,185     53,036,185      53,036,185               -


*   Indicates party-in-interest to the Plan


There were no category (ii) or (iv) reportable transactions during the period ended October 1, 1997.